Sharon K. Mauer 212.398.8328 smauer@sonnenschein.com	1221 Avenue of the Americas 25th Floor New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com	Chicago Kansas City Los Angeles New York Phoenix San Francisco Short Hills, N.J. St. Louis Washington, D.C. West Palm Beach

July 17, 2006

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 6, 2006
File No. 333-133189

Dear Mr. Reynolds:

We have received the Staff’s letter dated July 12, 2006, containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 6 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “Prospectus”). Capitalized terms used but not defined in this letter have the meanings given to them in such Prospectus.

1. With respect to the risk factor disclosure of the private placement, please revise to address not only the general risk associated with the conducting of a private placement simultaneously with a public offering, but in addition, address specifically the fact that the private placement undertaken by the company does not meet the terms of any exemption from registration or no-action position taken by the Staff, disclose the existence of and potential violation of Federal securities laws related to the resale transaction, and set forth the number of persons who purchased shares in the resale transaction. Additionally, in every place where the private placement is mentioned in the prospectus, add disclosure to make clear that the private placement was not conducted in accordance with any recognized exemption from registration or no-action position regarding Section 5 of the Securities Act of 1933, as amended.

Response

Reference is made to the revised disclosure in the third full risk factor on page 22 of the Prospectus. Corresponding changes have been made in the Prospectus, as applicable.

Mr. John Reynolds

July 17, 2006

2. With respect to the resale transaction, please provide a legal analysis of the compliance of such transaction with the terms of the SEC staff letter dated January 21, 2000 (“the Ken Worm letter”).

Response

The Company respectfully submits that the substance of the exchange of letters between Ken Worm, Assistant Director of the OTC Compliance Unit of NASD Regulation, Inc., dated November 1, 1999 (the “Worm Letter”), and Richard K. Wulff, Chief of the Office of Small Business, of the SEC’s Division of Corporation Finance, dated January 21, 2000 (the “Wulff Response Letter”), is inapplicable to the factual circumstances attendant to the resale of an aggregate of 359,439 shares of the Company’s common stock (the “Private Shares”) by Messrs. Mirchandani, Chrian, Kanuga and Burstein (collectively, the “Promoters”) to the 23 financially sophisticated participants, 17 of which were officers, directors or initial shareholders of the Company or affiliates of certain of such persons (the “Private Placement Purchasers”), in the Company’s concurrent private placement of warrants (the “Private Warrants”).

The Worm Letter requested guidance from the Staff, based upon factually varying scenarios summarized below, as to whether a distribution of a blank check company’s shares or, alternatively, the redistribution in the aftermarket of such shares, would violate the registration requirements of Section 5 of the Securities Act. In each of those scenarios, the companies were at the time of such events subject to the Securities Exchange Act of 1934 or non-reporting companies, which in either case were then traded in the public market. The Company believes that none of the seven factual scenarios presented in the Worm Letter resemble those under which the Private Shares were resold by the Promoters.

•	Scenarios 1, 2 and 3 each involved a gift of shares to between 20 and 50 persons, which shares were cited in a Form 211 as being the only freely-tradable securities of the issuer. The resale price of the Private Shares was identical to that paid to the Company by the Promoters.

•	Scenario 4 indicated that a small number of shareholders of the issuer held all of the freely-tradable shares of the issuer and that a market for such securities was expected to develop slowly. The Company has been advised by the representative of the several underwriters that it anticipates that the Company will have in excess of 400 public shareholders subsequent to the proposed IPO and that the trading market is anticipated to be active. As noted, none of the Private Shares will be sold into such market without prior registration of the resale under the Securities Act.

Mr. John Reynolds

July 17, 2006

•	Scenario 5 indicated that a large number of shareholders of the issuer held less than 10% of its freely-tradable shares and that a market for such securities was expected to develop slowly. After the proposed IPO, the public shareholders will own 80% of the Company’s common stock and, as noted above, it is anticipated that the trading market will be active.

•	Scenario 6 involved Rule 701. As stated in the Wulff Response Letter, Rule 701 is not an applicable exemption.

•	Scenario 7 involved the sale of the issuer’s shares by an insider after the merger of the blank check company with a private company. The Private Shares resold by the Promoters to the Private Placement Purchasers will not be saleable until six months after the consummation of a business combination and then, only pursuant to an effective registration statement under the Securities Act.

Other than Scenario 6, the Wulff Response Letter did not address the merits of any of the scenarios enumerated in the Worm Letter on an individual basis, noting that the availability of exemptions under Rule 144 and Section 4(1) of the Securities Act involved fact-specific analyses. The Wulff Response Letter then articulated the view that the controlling person or persons of the issuers in the Worm Letter scenarios appeared to be in the business of creating blank check companies and thereafter illegally gifting, selling or reselling their securities without registration under the Securities Act. It was precisely this type of activity that prompted the Staff in the Wulff Response Letter to accord statutory underwriter status to such persons and their transferees, which precluded such persons from using the Section 4(1) exemption and, similarly, from using Rule 144, regardless of technical compliance with that rule. As the Staff stated: “these resale transactions appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act” (emphasis added).

The Company also observed that in each of the scenarios set forth in the Worm Letter, there appeared to be no legitimate business purpose for the transfers of the blank check companies’ securities. By contrast, there was a legitimate business purpose for the resale of the Private Shares, i.e, to incentivise prospective purchasers of the Private Warrants to do so in the concurrent private placement. The business purpose of the resale of the Private Shares is therefore clearly distinguishable from the discernable purpose of each of the seven scenarios set forth in the Worm Letter (i.e., to distribute the issuer’s shares to the public without registration under the Securities Act). The resale by the Promoters was not part of a plan by the Promoters to distribute or redistribute their respective portions of the Private Shares to the public. There currently is no public market for the Company’s common stock nor is there a likelihood that such

Mr. John Reynolds

July 17, 2006

a public market will develop prior to the proposed IPO. Further, any resale of the Private Shares by the Private Placement Purchasers must be registered under the Securities Act and any such resale cannot occur until six months after the consummation of the Company’s business combination. Certificates evidencing the Private Shares will be placed in escrow upon the closing of the proposed IPO and will be imprinted with a legend reflecting these restrictions.

The Company therefore respectfully submits that the guidance set forth in the Wulff Response Letter should not preclude the Promoters from relying on the so-called Section 4(1-1/2) exemption from the registration requirements of the Securities Act in connection with their resale of the Private Shares.

Note 8 - Warrants and Option to Purchase Common Stock, page F-11

3. Refer to prior comment 6. Section 5.1.1 of the UPO agreement states, “If the Company uses its best efforts to comply with such provisions then it shall have no liability due to a delay in the registration or the effectiveness of such registration statement and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the exercise of the Purchase Option.” This wording suggests there is no requirement to net cash settle if the company uses its best efforts to comply with registration provisions, and does not clearly rule out cash settlement options in other circumstances. Therefore, it is unclear whether there are any situations where the holders can obtain net cash settlement. Please explain how you have considered this in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

Response

Reference is made to the revised disclosure in the second to last sentence of section 5.1.1 of the UPO agreement and the second to last sentence of section 3.3.2 of the Warrant Agreement.

Mr. John Reynolds

July 17, 2006

Note 9 - Subsequent Events, page F-12

4. Please expand the discussion of the issuance and rescission of the 371,504 shares to indicate the intended accounting treatment and expected impact on the financial statements. As discussed in our prior comments, it appears the issuance of the shares would be recorded at fair value, and the reacquisition of the shares is a separate transaction that would also be recorded at fair value.

Response

Reference is made to the revised disclosure in footnote 3 on page 31 and Note 9 on page F-12 of the Prospectus to discuss in greater detail the accounting of the 371,504 shares sold to the initial stockholders at the time of issuance and the accounting for the 371,504 shares returned to the Company at the time of rescission of the transaction.

As noted in Note 9 management’s evaluation of the value of the Company’s common stock at the date of issuance and again at the date of rescission was based on an evaluation of similarly structured blank check companies, which have in the last twelve months completed an initial public offering at a price per unit equal to the Company’s proposed offering price of $8.00 and whose common stock had begun separate trading from the warrants, which we included in the units. Based on this evaluation, the Company determined that the value of the Company’s common stock at the date of issuance was $7.28 per share. At the date of rescission, management re-evaluated the current fair value of the Company’s common stock and determined the fair value to still be $7.28 per share due to the limited activities of the Company subsequent to the initial sale and since no events occurred subsequent to the date of sale which would provide another indication of value. Provided below is the comparable structured blank check company sample we utilized to evaluate the value of the Company’s stock:

Mr. John Reynolds

July 17, 2006

Pricing Date		Issuer	Offering Price of Unit	Seperation Date of Common and Warrants	Common Stock Price At Separation from Unit
1	4/11/2006	Asia Automotive Acquisition	8.00	6/13/2006	$7.00
2	4/5/2006	General Finance	8.00	6/13/2006	7.35
3	3/31/2006	Phoenix India Acquisition	8.00	5/19/2006	7.10
4	3/22/2006	N.A. Insurance Leaders	8.00	4/4/2006	7.55
5	3/17/2006	Echo Healthcare Acquisition	8.00	6/6/2006	7.40
6	3/3/2006	Oracle Healthcare Acquisition	8.00	3/13/2006	7.55
7	2/16/2006	Global Logistics Acquisition	8.00	4/21/2006	7.50
8	1/24/2006	Argyle Security Acquisition	8.00	3/2/2006	7.35
9	12/16/2005	Boulder Specialty Brands	8.00	1/27/2006	7.75
10	12/16/2005	Endeavor Acquisition	8.00	3/7/2006	7.25
11	10/24/2005	Platinum Energy Resources	8.00	1/18/2006	6.96
12	10/20/2005	Key Hospitality Acquisition	8.00	1/23/2006	7.00
13	7/29/2005	Healthcare Acquisition	8.00	1/12/2006	7.00
14	6/30/2005	Services Acquisition	8.00	1/12/2006	7.09

				Total	101.85
				Average price per share	$7.28

5. Please expand Note 9 on page F-13 to disclose the risk that the company may be required to rescind up to $300,000 from its private placement. See the third risk factor on page 22 of the text. Explain how the $300,000 amount was determined, why the company may be required to rescind, and how these matters will be reflected in the financial statements. Also, please reconcile this disclosure to the statement in Note 6 that the company “intends to sell” 2,250,000 warrants.

Response

Reference is made to the revised disclosure in Note 9 on page F-12 of the Prospectus. Further, as noted in your comment letter we have referred the reader in Note 6 of our financial statements to Note 9 to clarify that the sale of the 2,250,000 warrants has occurred subsequent to the date of the financial statements.

***

Mr. John Reynolds

July 17, 2006

Three marked copies of the Amendment No. 6 to the Registration Statement are enclosed herewith.

We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Ira Roxland at 212-768-6999 or, in his absence, Sharon K. Mauer at 212-398-8328. Please direct any written correspondence to Ira Roxland by fax at 212-768-6800 or email at iroxland@sonnenschein.com.

Very truly yours,

/s/ Sharon K. Mauer
Sharon K. Mauer

Enclosures

cc:	Ira I. Roxland, Esq.